Simpson Thacher & Bartlett LLP

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WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

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Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

September 6, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Attn: Mindy Rotter, Esq., CPA

Re:     Apollo Diversified Credit Fund (File No. 811-23159)

          Response to SEC Comment – Sarbanes-Oxley Review

Dear Ms. Rotter:

On behalf of Apollo Diversified Credit Fund (the “Fund”), we are providing the following response to the oral comment made pursuant to Section 408 of the Sarbanes-Oxley Act of 2002 by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 23, 2023, relating to the Fund’s annual report on Form N-CSR for the fiscal year ended December 31, 2022 (the “Annual Report”) originally filed with the Commission on March 8, 2023. The Staff’s comment is described below and has been summarized to the best of our understanding. We have discussed the Staff’s comment with representatives of the Fund. The Fund’s response to the Staff’s comment is set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Annual Report.

Comment

Comment 1: The most recent version of the Form N-CSR, which was updated in January 2022, can be found on the Commission’s website. The updated Form N-CSR includes Items 4(i) and 4(j) that are required to be addressed whether or not the response is: “Not Applicable”. Please provide responses to Items 4(i) and 4(j) and confirm that, going forward, the current Form N-CSR will be used containing responses to all Items.

Response: The Fund confirms that for future filings it will use the updated Form N-CSR and will provide a response for each Item thereunder. With respect to the Annual Report, the Fund confirms that the responses to Items 4(i) and 4(j) would have been “Not Applicable”.

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Please call me (202-636-5806) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Respectfully submitted,

/s/ Ryan P. Brizek
cc:	Kristin Hester, Esq., Apollo Global Management, Inc.

Cody Lipke, Esq., Apollo Global Management, Inc.

Debra E. W. Sutter, Esq.

John G. Dikmak, Jr., Esq.

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